

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 10, 2017

<u>Via E-mail</u>
Dr. Henry Ji
President and Chief Executive Officer
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

> **Re:** **Sorrento Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 5, 2017**
> **File No. 333-220822**

Dear Dr. Ji:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald E. Alper at (202) 551-3329 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Jeffrey T. Hartlin, Esq.
    Paul Hastings LLP